UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MITY Enterprises, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

606850105

(CUSIP Number)

Curtis Toone

Vice President, Treasurer and Secretary

MLE Holdings, Inc.

c/o Sorenson Capital

3098 W. Executive Parkway, Suite 200,

Lehi, UT 84043

Telephone: (801) 407-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MLE Holdings, Inc. (I.R.S. Employer Identification Number 20-8937927)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None 8. SHARED VOTING POWER 967,743 shares of Common Stock 9. SOLE DISPOSITIVE POWER None 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 967,743 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.01%
14.	TYPE OF REPORTING PERSON CO, HC

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of MITY Enterprises, Inc., a Utah corporation (“MITY”). The principal executive offices of MITY are located at 1301 West 400 North, Orem, Utah 84057.

Item 2. Identity and Background.

This Statement is filed by MLE Holdings, Inc., a Delaware corporation (“MLE”). MLE’s principal business address is c/o Sorenson Capital, 3098 W. Executive Parkway, Suite 200, Lehi, UT 84043. MLE is a holding company created for the purposes of acquiring MITY. The following are the directors and executive officers of MLE: Fraser Bullock, President and Chairman of the Board; Ron Mika, Director; and Curtis Toone, Director, Vice President, Treasurer and Secretary. All of the individuals named in this Item 2 are United States citizens.

During the last five years, neither MLE, nor, to MLE’s knowledge, any of the individuals referred to above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

MITY and MLE have entered into a definitive Agreement and Plan of Merger, dated as of May 2, 2007 (the “Merger Agreement”) for MITY to be acquired in an all-cash transaction valued at $21.50 per share of Common Stock. As an inducement for MLE to enter into the Merger Agreement with MITY, and in consideration thereof, certain stockholders of MITY entered into Voting Agreements, dated as of May, 2, 2007, with MLE (the “Voting Agreements”). The names of such stockholders and number of shares of common stock owned by each is set forth in Exhibits 99.2 through 99.18. Such stockholders (collectively, the “Voting Holders”) hold 967,743 shares of Common Stock.

The Voting Holders have agreed that until the termination of the Voting Agreements, each such Voting Holder will vote all shares of Common Stock owned by such Voting Holder in favor of the approval and adoption of the Merger Agreement. For a description of the Voting Agreement see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

MLE did not pay additional consideration to the Voting Holders in connection with the execution and delivery of the Voting Agreements. The descriptions of the Merger Agreement and the Voting Agreements contained in this Schedule 13D are qualified in their entirety by reference to such agreements, copies of which appear as Exhibit 99.1 and Exhibits 99.2 through 99.18 hereto, respectively.

Item 4. Purpose of Transaction.

As stated above, the Voting Agreements were entered into as an inducement for, and in consideration of, MLE’s entering into the Merger Agreement. Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the “Merger”) of a wholly owned subsidiary of MLE (“Merger Sub”) with and into MITY. At the effective time of the Merger, each outstanding share of Common Stock will be exchanged for $21.50 in cash.

The Merger Agreement has been approved by the board of directors of each of MITY and MLE. The transaction is subject to approval by the holders of a majority in interest of MITY’s outstanding Common Stock. The transaction is also subject to customary regulatory approvals and other closing conditions and is expected to close in the second or third quarter of 2007.

Pursuant to the Voting Agreements entered into in connection with the Merger Agreement, the Voting Holders, the beneficial owners of 967,743 shares of Common Stock, which represents approximately 29.01% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), have agreed to vote (or cause to be voted) all issued and outstanding securities of MITY owned of record or beneficially by each such shareholder: (a) in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement; and (b) against the following actions: (i) approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger Agreement, (ii) any Acquisition Proposal (as such term is defined in the Merger Agreement) from any party other than MLE or an affiliate of MLE as contemplated by the Merger Agreement, (iii) any proposal that is intended to, or is reasonably likely to, result in the conditions of MLE’s or Merger Sub’s obligations under the Merger Agreement not being fulfilled, (iv) any amendment of MITY’s certificate of incorporation or by-laws that is not requested or expressly approved by MLE, and (v) any dissolution, liquidation or winding up of MITY.

In addition, the Voting Holders cannot (a) transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing, any or all of the shares subject to the Voting Agreements or any right or interest therein (“Transfer”); provided, however, such restrictions shall not be applicable to (i) a gift of the shares made to the Voting Holder’s spouse or issue, including adopted children, or to a trust for the exclusive benefit of the Voting Holder or the Voting Holder’s spouse or issue, provided such transferee agrees to be bound by the terms of the Voting Agreements or (ii) a transfer of title to the shares effected pursuant to the Voting Holder’s will or the laws of intestate succession; (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the shares subject to the Voting Agreements (other than the proxy contemplated in Section 3 of the Voting Agreements); or (d) deposit any of the shares subject to the Voting Agreements into a voting trust, or enter into a voting agreement or arrangement with respect to any of the shares subject to the Voting Agreements. The Voting Agreements expire on the earlier of: (i) such time as the Merger Agreement is terminated in accordance with its terms or (ii) such time as the Merger becomes effective.

The purpose of the Voting Agreements is to enable MLE and MITY to consummate the transactions contemplated by the Merger Agreement.

Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger shall be the directors of the surviving corporation immediately following the effective time of the Merger, and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, in accordance with applicable law and the certificate of incorporation and bylaws of the surviving corporation. The officers of MITY immediately prior to the effective time of the Merger shall be the officers of the surviving corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal.

At the effective time of the Merger, the certificate of incorporation and by-laws of MITY shall be amended as set forth in Section 1.04 of the Merger Agreement.

If the Merger is consummated as planned, MLE anticipates that MITY will become a wholly owned subsidiary of MLE and that MLE will seek to cause the Common Stock to be deregistered under the Exchange Act and the Securities Act of 1933, as amended, and delisted from the Nasdaq National Market.

Except as set forth in this Item 4, neither MLE nor, to MLE’s knowledge, any of the individuals referred to Item 2 of this Statement, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although MLE reserves the right to develop such plans).

The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the filing date of this Schedule 13D, as a result of the Voting Agreements, MLE may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 967,743 shares of Common Stock, which represents approximately 29.01% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreements.

Apart from the terms and conditions set forth in the Voting Agreements, MLE is not entitled to any rights of a stockholder of MITY. MLE does not, other than as specified in the Voting Agreements, have (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock.

(c) Except as set forth or incorporated herein, neither MLE nor, to MLE’s knowledge, any of the individuals referred to Item 2 of this Statement, has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6. Other than the Merger Agreement and the Voting Agreements, to the knowledge of MLE, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to the securities of MITY, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

99.1.	Agreement and Plan of Merger, dated May 2, 2007, by and among MITY Enterprises, Inc., FP Merger Sub, Inc. and MLE Holdings, Inc.

99.2.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Constance S. Crump.

99.3.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Gregory Dye.

99.4.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Hal B. Heaton.

99.5.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Paul R. Killpack.

99.6.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Christopher Lang West Trust fbo Christopher Lang West.

99.7.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Peter Najar.

99.8.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Bradley T Nielson.

99.9.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Kellie Joan Nielson.

99.10.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Amanda Wilson.

99.11.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Ben T. Wilson.

99.12.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and C. Lewis Wilson.

99.13.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Emily Wilson.

99.14.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Grace S. Wilson.

99.15.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Gregory L. Wilson.

99.16.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Kathleen R. Wilson.

99.17.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and C. Lewis Wilson and Grace Wilson.

99.18.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Megan K. Wilson.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 11, 2007

MLE Holdings, Inc.

By:	/s/ Curtis Toone
Name:	Curtis Toone
Title:	Vice President, Treasurer and Secretary

INDEX TO EXHIBITS

Exhibit Number	Document
99.1.	Agreement and Plan of Merger, dated May 2, 2007, by and among MITY Enterprises, Inc., FP Merger Sub, Inc. and MLE Holdings, Inc.

99.2.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Constance S. Crump.

99.3.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Gregory Dye.

99.4.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Hal B. Heaton.

99.5.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Paul R. Killpack.

99.6.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Christopher Lang West Trust fbo Christopher Lang West.

99.7.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Peter Najar.

99.8.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Bradley T Nielson.

99.9.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Kellie Joan Nielson.

99.10.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Amanda Wilson.

99.11.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Ben T. Wilson.

99.12.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and C. Lewis Wilson.

99.13.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Emily Wilson.

99.14.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Grace S. Wilson.

99.15.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Gregory L. Wilson.

99.16.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Kathleen R. Wilson.

99.17.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and C. Lewis Wilson and Grace Wilson.

99.18.	Voting Agreement, dated May 2, 2007, by and among MLE Holdings, Inc., FP Merger Sub, Inc. and Megan K. Wilson.